UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Knight, Philip H
   One Bowerman Drive
   Beaverton, OR  97005
   USA
2. Issuer Name and Ticker or Trading Symbol
   NIKE, Inc.
   nke
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   08-23-02
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President, Chairman of the Board and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Common Stock       |      |    | |                  |   |           |78,655,047         |D     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |      |    | |                  |   |           |3,422              |I     |(1)(2)                     |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |      |    | |                  |   |           |65,224             |I     |(1)(3)                     |
-----------------------------------------------------------------------------------------------------------------------------------|
Class B Common Stock       |8-13-0|F   |V|1,162             |D  |$42.77     |7,578(4)           |D     |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class B Common Stock       |      |    | |                  |   |           |1,943              |D     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
 Pursuant to Company policy, market sales of Company stock by officers and directors are permitted only in quarterly window periods commencing on the second business day following each earnings release and ending
30 days later. This policy may result in concentrations of stock sales by officers and directors in a single month which would otherwise occur over a longer period. (1)The reporting person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or any other purpose. (2) Shares held by a limited partnership in which a corporation owned by wife is a co-general partner. (3) Shares held by a corporation owned by wife. (4)
Restricted shares granted under the NIKE, Inc. Long-Term Incentive Plan. SIGNATURE OF REPORTING PERSON
/s/ Philip H. Knight
DATE
8-23-2002